E. James Cowen Senior Associate {713} 226-6649 Phone {713} 226-6249 Fax jcowen@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floo Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

 June 8, 2007

002161/0001
Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Filing Desk
Re:	Gundle/SLT Environmental, Inc. Form 10-K for the fiscal year ended December 31, 2006 File No. 33-62947

Ladies and Gentlemen:

On behalf of Gundle/SLT Environmental, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a letter of the Company responding to the letter dated May 4, 2007, transmitting the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above referenced Form 10-K.

The Company’s responses to the Staff’s comments are included in the letter enclosed herewith submitted on behalf of the Company. The Company is separately transmitting certain portions of the letter and requesting confidential treatment for the information under the Freedom of Information Act. The location of information subject to the confidential treatment request is indicated in the EDGAR submission with a statement in brackets to that effect. Accordingly, this EDGAR transmission does not contain certain designated portions of the letter.

Please contact Christopher A. Ferazzi (713.226.6626) or the undersigned (713.226.6649) of the firm of Porter & Hedges, L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Regards,

/s/ E. James Cowen
E. James Cowen

Securities and Exchange Commission
June 8, 2007

cc:	Ernest C. English Gundle/SLT Environmental, Inc.

Christopher A. Ferazzi
Porter & Hedges, L.L.P.

E. James Cowen Senior Associate {713} 226-6649 Phone {713} 226-6249 Fax jcowen@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

June 8, 2007

FOIA CONFIDENTIAL TREATMENT REQUEST

002161/0001

Via EDGAR and Federal Express

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	FOIA Confidential Treatment Request
Gundle/SLT Environmental, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 33-62947

Dear Mr. Decker:

On behalf of our client, Gundle/SLT Environmental, Inc. (the “Company”), provided herewith is a letter from the Company submitted to the Securities and Exchange Commission (the “Commission”) in response to your letter dated May 4, 2007, transmitting the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) regarding above referenced Form 10-K.

The enclosed letter from the Company contains the Company’s response to the comments of the Staff (the “Submission”), including certain portions of the Submission that are subject to a confidential treatment request. The EDGAR transmission of the Submission does not contain certain designated portions of the Submission.

If any member of the Staff has any questions relating to the Submission, we request such member contact Christopher A. Ferazzi (713.226.6626) or the undersigned (713.226.6649).

FOIA Confidential Treatment Request

Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information, 17 C.F.R. Section 200.83, we hereby request that confidential treatment be accorded to portions of the Submission as such portions contain confidential business information, and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. Section 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83.

Mr. Rufus Decker
June 8, 2007

All of the pages of the Submission being delivered to the Staff have been marked with a legend substantially similar to the following: “Confidential Treatment Requested by Gundle/SLT Environmental, Inc. (2161-0001-0001).”

In addition to its request for confidential treatment of the above-referenced portions of the Submission, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. Section 552(b)(4), and 17 C.F.R. Section 200.80(b)(4).

A copy of this Confidential Treatment Request is being delivered to the Office of Freedom of Information and Privacy Act Operation of the Commission.

Thank you for your attention to this matter.

Regards,

/s/ E. James Cowen
E. James Cowen

EJC
Enclosure

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, Virginia 22312-2413

Ernest Greene
Jeanne Baker
Securities and Exchange Commission

Mr. Rufus Decker
June 8, 2007

Ernest C. English
Gundle/SLT Environmental, Inc.

Christopher A. Ferazzi
Porter & Hedges, L.L.P.

[Gundle/SLT Environmental, Inc. Letterhead]

June 8, 2007

CONFIDENTIAL TREATMENT REQUESTED by GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Gundle/SLT Environmental, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 File No. 33-62947

Dear Mr. Decker:

This letter is in response to your letter dated May 4, 2007, to Gundle/SLT Environmental, Inc. (“the Company”) transmitting the comments of the staff (“the Staff”) of the Securities and Exchange Commission (“Commission”) relating to the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered comments in your letter.

1. On page 12, you indicate that your Supply Agreement was replaced with Master Agreements. You also indicate that under the Master Agreements, you expect to receive significantly less revenues and gross profit for 2007 as compared to 2006. Please quantify the impact of the new Master agreements and discuss the impact that this agreement will have on future operations.

As indicated in the discussion of the change in the Company’s contracts with Waste Management, Inc. (“Waste Management”) on page 12 of the Company’s Form 10-K, the Company does not believe this change will result in a material adverse effect on our expected results of operations for 2007. Further, we feel the impact of this change will not have any long lasting implication to our business as a whole.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

New business ventures initiated in the United States, supplemented by cost reduction measures implemented in 2006, are expected to replace a significant amount of the reduced sales and profits from this single customer starting in 2007 and completely replace the reduced sales and profits from this single customer by 2008.

In addition, we believe Waste Management has become accustomed to the level of service and integrated contract management that the Company has provided for many years, and that there is a reasonable probability that the operational challenges Waste Management may face in dealing with an increased number of suppliers, the lack of integration and possibly lower level of service may provide us with opportunities to increase our share of Waste Management’s geosynthetic lining purchases going forward. We estimate that our share of Waste Management’s total geosynthetic lining purchases will be just less than 50% for 2007, down from an estimated 90% of Waste Management’s total geosynthetic lining purchases for 2006.

The United States operations, which are affected by this contract, represent slightly less than one half of our total revenue. Our operations throughout the rest of the world are generally experiencing growth rates that exceed those in the United States and this trend is expected to continue. Accordingly, foreign business is expected to represent a steadily increasing share of our revenues and profits, which will diminish the impact of this change.

The impact of the new Waste Management contract on the Company’s gross profit is as follows:

[CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC.]

2. On page 36, you decreased your allowance for doubtful accounts by approximately $387,000. Please disclose and discuss the reasons for your reduction in allowance for doubtful accounts in 2006.

The table for the Allowance for Doubtful Accounts reflects a decrease of $387,000 in the column “Charged to Expense” for the year ended December 31, 2006. The Company’s internal policy requires that the reserve should not be less than the receivable balances that are past due by more than 180 calendar days from their scheduled due dates unless an exception is granted. The level of the allowance for doubtful accounts was analyzed for each business unit. A reduction to bad debt expense was recorded for 2006 due to collections on receivables that were previously reserved and a lower level of receivables that were outstanding for more than 180 days.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

The majority of the reduction to bad debt expense relates to accounts receivable activity in the Company’s Egyptian subsidiary. Several Egyptian account balances previously written off were collected in 2006, and one account balance, fully reserved at December 31, 2005, was recovered in 2006.

The Company proposes to comply prospectively to expand and quantify its disclosure in future filings where appropriate.

3. You indicate that contributing to the increase in selling, general and administrative was expenses related to the acquired Chilean operations, legal charge in connection with settlement of a lawsuit, a one-time stock option compensation charge and severance expenses. You also indicate that these increases were offset by other expenses including legal costs, bad debts, and incentive plan costs. Where there is more than one business reason for any change discussed in MD&A, please quantify the impact of each factor you identify. See Item 303 (a) (3) of Regulation S-K and Financial Reporting Codification 401.04.

Selling, general and administrative (“SG&A”) expenses of $31,313,000 in 2006 increased $1,740,000 over the 2005 year. Contributing to the increase was $1,714,000 of expenses related to the acquired Chilean operations, a $900,000 legal charge in connection with the settlement of the Cicala lawsuit, a stock option compensation charge of $229,000 and approximately $457,000 of severance expenses. In addition, consulting and maintenance fees along with medical insurance expense increased ($540,000 and $297,000, respectively) over 2005. Partially offsetting these increases were reductions in bad debt expense ($1,276,000), lower incentive plan costs ($906,000) and reductions in other legal expenses ($674,000). Changes in the U.S. dollar value of the Company’s foreign entity functional currencies also increased SG&A by approximately $163,000.

The Company proposes to comply prospectively with this comment. In that regard, the MD&A discussion included in the Company’s Form 10-Q for the quarter ending March 31, 2007, included expanded discussion and quantification for SG&A expenses on Page 23.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

4. When you discuss cash flows from operations you list the reasons for the decrease in cash provided by operations, yet you provide no underlying analysis. You indicate that the difference was primarily due to higher receivables and inventory from the Chilean operations and the shift in the third quarter to the fourth quarter in the business activity. There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. Please disclose and provide more in-depth analysis regarding the significant changes that affect your cash flows from operations. Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

The $9.6 million reduction in cash provided by operating activities for the year 2006 is primarily related to the increase in accounts receivable and inventory for the Chilean operations for 2006. The Chilean business was acquired on December 31, 2005. There was no accounts receivable acquired as part of the acquisition. Accordingly, the $4.7 million increase in receivables represents a one-time increase in consolidated working capital for the year-end receivables necessary for the normal conduct of business for this business unit. Similarly, the $4.9 million increase in inventory over the $5.6 million of inventory acquired at acquisition represents a one-time increase to provide required levels of inventory needed to satisfy anticipated shipments in the upcoming quarter.

The Company’s business is seasonal. Historically for the Company, the first, second and third quarters were heavy production and shipment quarters with accounts receivable and inventory being converted to cash in the third and fourth quarters. This seasonality has proven to be predictable -- aligned with weather and typical construction seasons; however, the Company cannot predict the level of business in each quarter. As such, at times our cash flows are impacted significantly by the timing of large projects and anticipated changes in raw material pricing, both by us and by our customers. As a result it is quite common, and expected, to experience significant changes in working capital levels throughout the year. The Company has significant experience in managing these changes in working capital and has arranged adequate lines of credit to accommodate such fluctuations.

 The Company proposes to comply prospectively with this comment by providing greater analysis addressing the cash flow effect associated with the normal seasonality of its business as well as the factors significantly affecting cash flows that deviate from the traditional seasonal effects of its business when significant. In that regard, the liquidity and capital resources section of the Company’s Form 10-Q for the quarter ending March 31, 2007, has been expanded to include additional analysis.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

5. We note that you use the present value of future cash flows to determine fair value. Please disclose the following:

•	Identify your reporting units;

•	The material assumptions you are using in your discounted cash flows;

•
The amount of headroom between the estimated fair value and carrying value for each reporting unit,; including the amount of goodwill at-risk for impairment for each of your reporting units, as applicable; and

•	The impact of a 1% change in the material assumptions used to estimate the fair value of the corresponding reporting unit on the amount of headroom.

Refer to Sections 216, 501.02, 501.12.b.3. and 501.14 of the Financial Reporting Codification for guidance.

As discussed in detail in the Company’s response to Comment 15, the Company has determined that it operates in one operating segment and has one reporting unit, the global geosynthetic liner segment. As such, goodwill is calculated for assessment of impairment on a consolidated basis.

The Company uses the probability weighted present value of estimated future cash flows to determine fair value. The Company’s cash flow analysis is based on forecasted 2007 cash flows. The material assumptions used by the Company to assess any potential goodwill impairment were:

[CONFIDENTIAL TREATMENT REQUESTSED BY GUNDLE/SLT ENVIRONMENTAL, INC.]

For the 2006 goodwill impairment calculation, the Company determined that the fair value of the reporting unit exceeded the carrying value of reporting unit by

[CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT, ENVIRONMENTAL, INC.]

The following table presents the impact that a 1% change in the material assumptions used to estimate the fair value of the reporting unit would have on the computed fair value of the reporting unit as of December 31, 2006:

 [CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC.]

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

6. We note that you included your gain on the sales of assets in other (income) expense, net. In future filings please classify these gains in operating income as required by 45 of SFAS 144. Please also update your critical accounting policies related to property, plant and equipment on page 32, accordingly.

In response to the Staff’s comment, the Company’s Form 10-Q for the quarter ending March 31, 2007, reflects the income statement disclosure on page 4 of the (gain)/loss on sale of assets as a separate component of Operating Income/Loss. In addition, we have modified the “Critical Accounting Policies and Estimates” included in Item 2 - Management’s Discussion and Analysis of the Company’s Form 10-Q for the period ending March 31, 2007, on page 27 to read, “When items are retired or otherwise disposed of, the income or expense is recorded as a component of operating income for the difference between net book value and net proceeds realized thereon.”

7.
Please tell us supplementally and disclose in future filings the components and related amounts included in the other (income) expenses, net line item for each period your statement of operations is presented. To the extent material, discuss changes in the components of this line item in Management’s Discussion and Analysis.

In response to the Staff’s comment, the following table supplementally discloses the amounts included in the other (income) expenses, net line item for the years ended December 31, 2006 and 2005.

	For the Year Ended, December 31, (Thousands)
	2006	2005
(Gain)/loss on sale of assets	$(471)	$(230)
SWAP (Income)/Expense	582	-
Bad Debt provision - Refund	(365)	(356)
Other (net)	65	(57)
	$(189)	$(643)

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

In future filings, we will properly classify bad debt provision -refund as a component of selling, general and administrative expenses and swap (income)/expense (i.e. the net cash settlements under the swap) as a component of derivative (income)/expense.

In response to the Staff’s comment, the Company’s Form 10-Q filed for the period ending March 31, 2007, reflects disclosure in Item 2 “Management’s Discussion and Analysis” on page 23 to explain the “Other (Income)/Loss” line item in the income statement.

8. You indicate that amounts assigned to customer lists are generally determined based upon appraised value. Please disclose the methods used to determine the appraised value.

In accordance with SFAS 141, an intangible asset must be segregated and recognized as an asset separate and apart from goodwill if it meets certain criteria. The fair value of customer lists and other intangible assets were computed using the income approach - specifically the discounted cash flow method. The discounted cash flow method values the intangible asset at the present value of the after-tax cash flow attributed to the intangible asset. The after-tax cash flow is based on the revenue stream for the intangible asset over the remaining life of the contract including assumptions for the probability of renewal/cancellation of the contract adjusted for a capital charge and discounted to present values using a risk-adjusted discount rate. For non-contractual customer relationships, the revenue stream is projected over an estimated life of the relationship based on the strength of the relationship and historical turnover of the group. In connection with the 2004 CHS acquisition of the Company, an outside consultant was hired to conduct a complete valuation of the Company including the customer relationships. The same methodology has been applied by the Company to the acquisitions of the assets of SL Limitada and ProGreen. The ProGreen assets were acquired in October 2006, and the Company is in the process of finalizing the purchase price allocation. Of the $26.2 million recorded at December 31, 2006, for total customer list cost, approximately 90% relates to the 2004 CHS acquisition of the Company.

The Company proposes to comply prospectively with this comment by expanding disclosure, when appropriate, in future filings.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

9. It appears that you perform multiple revenue-generating activities including but not limited to product and installation services for certain of your customers. With reference to EITF 00-21, please tell us the nature of the contract(s) you enter into with your customers and demonstrate the appropriateness of your revenue recognition policies with regard to multiple revenue-generating activities. In this regard, it appears that you have concluded that deliverables under your contracts are separable into units of accounting. Please advise. In addition, in future filings ensure that your disclosures comply with the disclosure requirements of paragraph 18 of EITF 00-21.

The Company supplementally advises the Staff that it manufactures, sells, and installs geosynthetic lining products used in the construction of assets such as landfills and other containment systems. The Company may contract directly with the ultimate owner of the asset or the Company may contract with the general contractor or independent installer who has been hired by the ultimate customer for the construction of the asset. The Company has two types of sales arrangements, direct-product sales with no installation provided and installation sales that comprise both the sale of the Company’s geosynthetic liner and the installation of this liner, as a component of a larger construction project. The large majority of the Company’s revenues are derived from the sale of geosynthetic lining material. Based upon internal estimates, 12% of the Company’s 2006 consolidated revenue was generated from the installation of lining material and 88% of the 2006 consolidated revenue was generated from the direct sale of lining material and the material component of the installation contracts. As such, the Company views itself as being in the business of selling a tangible product, geosynthetic lining material.

While it is true that the Company’s installation contracts have two components that have value on an individual basis (the product component and the installation component), the Company does not believe that Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” is applicable to the Company’s operations and does not segregate installation contracts into multiple revenue-generating activities. During the bidding process for some installation jobs, the Company provides bid proposals by component (material and installation) to the customer. In these instances, the customer has the option to purchase the product only or the product and installation combined. The Company believes its installation contracts are exempted from EITF 00-21, based on paragraph 4a(i), which reads as follows: “If higher-level literature provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverable(s) in the arrangement that is within the scope of that higher-level literature should be accounted for in accordance with the relevant provisions of that literature rather than the guidance in this Issue.” As discussed below, the Company believes its deliverables are within the scope of higher-level literature that provides revenue recognition guidance to the Company.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Based upon the nature of the Company’s business, the Company believes the provisions of Statement of Position 81-1 (“SOP 81-1”); “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” are applicable for the recognition of its installation contract revenues. Paragraph 13 of SOP 81-1 specifically includes “contracts in the construction industry” and specifically identifies “specialty contractor (for example, mechanical, electrical or paving).” As discussed above, the Company’s products are installed as a component of larger construction projects that the Company believes generally meet the criteria for capitalization as fixed assets by the end customer. In instances where the Company is performing the installation, the Company is functioning as a sub-contractor either to the general contractor or the ultimate customer. The Company believes it is subject to SOP 81-1 as its activities fall within the construction industry and that the Company qualifies as a specialty contractor as the Company’s installation of geosynthetic lining products is comparable to the activities performed by paving and electrical contractors.

For contracts subject to SOP 81-1, paragraphs 39-41 of SOP 81-1 provide guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting. Paragraphs 40 and 41 of SOP 81-1 address the criteria contracts must meet in order to be segmented, and paragraph 39 of SOP 81-1 addresses how contract revenue should be allocated to the different elements or phases of a contract, if the contract meets the criteria for segmenting. Since SOP 81-1 addresses the segmenting and allocating considerations and a SOP is considered higher-level literature than an EITF, the Company believes it is subject to the provisions of SOP 81-1 and not the provisions of EITF 00-21. The Company has considered the guidance in paragraphs 40 and 41 of SOP 81-1 and concluded that its installation contracts do not meet the criteria set forth in these paragraphs and therefore should not be segmented. Accordingly, the Company’s disclosures in future filings are not required to comply with the requirements of paragraph 18 of EITF 00-21.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

10. You indicate that for installation contracts, revenues are recognized on the percentage of completion method in accordance with SOP 81-1. Please note that SOP 81-1 specifically scopes out most service transactions. Also, a cost-to-cost approach to revenue recognition is generally not appropriate outside the scope of SOP 81-1. Please tell us how you determined that it was appropriate to utilize the percentage of completion method for your installation contracts. Please cite the accounting literature used to support your conclusions. Refer to page 39 in Current Accounting and Disclosure Issues in the Division of Corporation Finance - November 30, 2006.

The Company supplementally advises the Staff that in its response to Comment 9, the Company has documented the reasons that SOP 81-1 is the applicable guidance for recognizing revenue under the Company’s installation contracts. The Company considered the guidance in paragraphs 22-29 of SOP 81-1 and concluded the percentage-of-completion method for recognizing installation contract revenue was appropriate. Specifically, the Company is following the guidance in paragraph 50 of SOP 81-1 as it relates to the cost-to-cost method for measuring completion. The Company includes all costs, including product costs, in the total of costs incurred for purposes of measuring completion.

11. Please supplementally provide us with a breakdown of product and service revenues for the periods presented. Where service revenues exceed 10% of consolidated revenues please separately disclose service revenues and the related cost of goods sold. Refer to Rule 5-03(b) of Regulation S-X.

As noted in the Company’s response to Comment 9, the Company views itself as being in the business of manufacturing and selling a tangible product, geosynthetic lining material. The Company also offers installation services to customers purchasing its products and considers such services an additional distribution channel for its products. The Company does not hold itself out as an independent installation service company to install other manufacturers’ geosynthetic materials. Given the ancillary nature of the installation revenue in 2006 (12%), and the anticipated further decline of installation revenues in 2007 (due to the shutdown of the installation business in the UK in December 2006 and the reduction associated with the new Waste Management contract), the Company proposes to comply prospectively with this comment clarifying disclosures, if required, in its future filings describing the percentage of revenues derived from the installation process.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

12. You state that “Due to a SFAS 133 interpretation issued in 2005, effective January 1, 2006, the Company is no longer able to apply the short cut method of accounting for its interest rate swap.” We have the following comments in this regard,

•	Identify the SFAS 133 interpretation issued in 2005

•	Demonstrate how the Company met the conditions set forth in paragraph 68 of SFAS 133 such that you could apply the short cut method during 2005 to account for your interest rate swap

If, after further consideration of the conditions set forth in paragraph 68 of SFAS 133, you determine that you should not have assumed no ineffectiveness for your interest rate swap, please reassess the appropriateness of applying hedge accounting for your interest rate swap during fiscal year 2005

We may have further comment upon your response.

In 2004, the Company entered into a debt instrument containing three embedded purchased call options related to the acceleration of the settlement of the debt. The embedded purchased call options can only be exercised at the option of the Company. Pursuant to SFAS 133 paragraphs 12 and 13, as clarified by Derivatives Implementation Group (“DIG”) Issue No. B16, two of the three embedded purchased call options were not deemed to be clearly and closely related to the host debt instrument based on the guidance at the time of issuance and were required to be bifurcated and accounted for separately due to the economic returns that could result from the acceleration of the settlement of the debt. Statement 133 Implementation Issue E4, Application of the Short-Cut Method (“DIG E4”), states in the Response to Question 3 that “an entity is not precluded from applying the shortcut method to a fair value hedging relationship of interest rate risk involving the interest-bearing asset or liability that is prepayable due to an embedded call option provided that the hedging interest rate swap contains an embedded mirror-image call option.” Our interpretation of this guidance, which we believe was reasonable at the time, was that we should make certain that a mirror image call feature be included in our hedging instrument for any call feature embedded in our hedged item, and likewise, make sure that any feature required to be bifurcated from our hedged item not be mirrored in our hedging instrument. We believed that if we desired to achieve a hedge of any bifurcated derivative feature, we should do so “economically,” using a freestanding derivative that behaved in an opposite fashion and marked-to- market directly through earnings as a “natural hedge.” In fact, we did not attempt to execute any so-called “natural hedge.”

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Accordingly, in January 2005, we applied the analysis to apply the short-cut method to an interest rate swap paired with our hedged item which is summarized in more detail below. In June 2005, DIG Issue No. B39 (“DIG B39”), “Embedded Derivatives:  Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor,” was cleared by the FASB and became effective on the first day of the first fiscal quarter ended after December 15, 2005. DIG B39 provided bifurcation relief to many previously bifurcated prepayment features that were believed to fail the “double/double” test of paragraph 13(b) of SFAS 133 by stating that the conditions in paragraph 13(b) of SFAS 133 do not apply to an embedded call option in a hybrid instrument if the right to accelerate the settlement of the debt can be exercised only by the debtor. This bifurcation relief however was not elective, but mandatory. Previously bifurcated features that met the scope of DIG B39 had to be “re-embedded” in the host instruments upon the effective date. For our instrument, DIG B39 provided guidance clarifying that one of the purchased call options formerly bifurcated from the host debt instrument (option C in accompanying table) could no longer be bifurcated. Unfortunately for us, the requirement to “re-embed” one of the prepayment features in our hedged item meant that our original interest rate swap was now missing a required mirror-image written call option for the newly re-embedded purchased call options. Effective January 1, 2006, the Company could no longer meet the criterion set forth in SFAS 133 paragraph 68(d) necessary to apply the short-cut method and accordingly discontinued its use at that time. Subsequently, the Company discontinued hedge accounting entirely.

The Company believes it properly considered and applied the provisions of SFAS 133, as they were written at the time the Company entered into its derivative instrument, in determining the short-cut method of accounting for hedge relationship was appropriate until the effective date of DIG B39. Likewise, we attentively followed the developments that led to the release of DIG B39 and appropriately reacted to that new guidance when it became effective. SFAS 133 requires that an embedded derivative that has been bifurcated be treated as if it were a freestanding derivative. Moreover, it is even eligible to be used as a hedge. Likewise, we believe that the host instrument left behind is eligible for any accounting that other GAAP requires or allows and that DIG E4 is consistent with our analysis. Since the remaining hedged instrument was designated in a hedging relationship with an interest rate swap that matched all the features that were retained in the host contract in accordance with paragraph 68 of SFAS 133, we believe the application of the short-cut method was appropriate.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Assessment of Appropriateness of Short-Cut Method

Presented below is the Company’s assessment of the criteria in paragraph 68 of SFAS 133 allowing the utilization of the short cut method in 2005:

| Original Assessment of Provisions of Paragraph 68 of SFAS 133 | | | | |
|---|---|---|---|---|
| | | **Condition Met?** | **Debt** | **Swap** |
| | Applicable to Fair Value and Cash Flow Hedges | | | |
| A | l The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged. | Yes | $150 million, 11% fixed rate notes | $75 million notional, designated as hedging 50% of debt |
| B | If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item. That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate). If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero. | Yes | N/A | Compound derivative with day one fair value of $0. Put option available to counterparty is paid over the life of the hedged item |

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

13. We note that you have currently allocated $2.1 million, $4.6 million and $59.0 million of your total estimated purchase prices for 2006, 2005 and 2004 acquisitions to goodwill. Please expand your disclosures to provide a description of the factors that contributed to this very significant portion of the purchase price being allocated to goodwill.

At December 31, 2006, the Company had $66.1 million of goodwill related to the following transactions:

	Goodwill (millions)	Percent of Total Assets Acquired
2004 CHS Acquisition	$59.1	18%
2005 Chilean Acquisition	$4.7	23%
2006 ProGreen Acquisition	$2.3	44%
	$66.1

The allocation of purchase price to goodwill was determined based on the residual approach to the extent that the business enterprise value exceeded the fair value estimates of tangible and intangible assets (also refer to the Company’s response to Comment 8). In the case of the 2004 CHS acquisition of the Company, an outside consultant was engaged to conduct a complete valuation of the Company which provided the Company’s basis for the determination of goodwill associated with this transaction. In connection with preparing this response, we have discussed with outside valuation professionals, the amounts allocated to goodwill as a percent of the total assets acquired and they have asserted that, given the nature of the business acquired, they considered the amounts, as a percentage of total assets acquired, to be very reasonable and customary. While we have not finalized the purchase price allocation related to the 2006 acquisition of ProGreen Sports Surfaces, LLC, we believe that it is reasonable that the initial allocation of purchase price to goodwill is somewhat higher than the percentages resulting from our prior two acquisitions due to the start-up nature and short operating history of ProGreen as compared to the stable operations acquired in 2005 and 2004.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

The Company proposes to comply prospectively with this comment by expanding its disclosure, when appropriate, in future filings.

14. We note that your warranty obligations have been decreasing over the last two fiscal years. Please disclose and clarify in your MD&A or your critical accounting policies why your warranty obligations have been decreasing over the last two years.

The Company supplementally advises the Staff that it computes the majority of its product and installation warranty obligations utilizing a lag analysis that computes historical claims incurred, by year of occurrence (i.e. year of sale, year after sale, two years after sale, etc.), as percentages of the actual sales dollars generated in the initial sales year. These percentages are applied to current and prior year sales dollars for which eligible warranty claims may still be submitted by customers.

Over the past several years the Company’s claims history has been improving, resulting in a reduction in the recorded warranty obligation. On a consolidated basis, warranty claims in 2004, 2005 and 2006 were $568,000, $465,000 and $281,000, respectively. On a prospective basis, the Company proposes to include a discussion in our Critical Accounting Policies, and MD&A, if material, a discussion of the annual amounts of claims and the impact on both the balance of the recorded obligation and the charge to expense for the year.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

15. You indicate that you have reviewed the aggregation criteria and determined that you operate as one segment. Please identify the operating segments that you are aggregating. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. Please also provide us with your aggregation analysis of your operating segments. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

We acknowledge that the Company’s current disclosure could lead the reader to inappropriately conclude that the Company, after considering the aggregation criteria set forth in Paragraph 17 of SFAS 131, aggregated operating segments for disclosure purposes. However, as described below, the Company has concluded that it operates in only one segment, the global geosynthetic liner segment. In response to this comment, the Company proposes, in future filings, to more clearly disclose that it operates as one operating segment and that the geographic information is provided solely to meet the geographic reporting requirements of paragraph 28 of SFAS 131.

The Company has one chief operating decision maker (“CODM”) and centrally manages the business and allocates resources based on global customer orders and market conditions. We have a centralized marketing group and manage our business and allocate resources based on global decisions related to market demand and customer contracts. Our CODM focuses on where assets can be strategically deployed to maximize long-term earnings growth in response to global market and customer demands. As of December 31, 2006, we had 32 production lines deployed around the world. Our CODM assesses opportunities to maximize existing assets/resources and does not utilize geographic performance as a factor to assess where additional resources, in the form of cash or human capital, should be deployed to build additional (i.e. new) manufacturing capacity. As we discuss below, our existing production lines are transportable and approximately 20% have been globally relocated in recent years. In addition, in order to meet our customer demands, we will also produce orders in several locations depending on capacity and cost considerations. Our geographically dispersed operations are designed to respond to regional demand for our products in these regions as well as to cost effectively service existing customers in these regions. We believe our investors, both debt and equity , are interested in the generation of cash flows from operating activities (in order to service debt and increase enterprise value) and have little interest in financial information on a geographic basis. We also strongly believe that because of the global nature of our business, our demonstrated track record for transportability of our production lines and the ability to shift production for the same customer order among our various production facilities, we operate in one operating segment and have one reporting unit, the global geosynthetic liner segment.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Listed below are the pertinent sections of paragraph 10 of SFAS 131 defining an operating segment and our related analysis as we have applied the definitions to our business.

An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Analysis: The Company is a leading global manufacturer, marketer and installer of a broad array of geosynthetic lining products. Geosynthetic lining products are used in containment systems for environmental protection and for the confinement of solids, liquids and gases in the waste management, liquid containment and mining industries. The Company offers a full range of high quality products, including geomembranes, drainage products, geosynthetic clay liners, nonwoven geotextiles and other products and also offers installation services, focused on large projects for key customers in the United States and Germany through an internal installation staff. Products and services are sold on a contract basis. The business is managed as one segment. For example, the business unit in Chile had a contract for production of sheet liner for a mining project which could not all be produced in Chile. The product was manufactured over an extended period of time in the US, Thailand and Chile and shipped to the customer. Demand for our products in a given geographic region is often driven by environmental regulation requirements, not on the availability of our, or our competitors’, geosynthetic lining material. Allocation of resources, primarily consisting of decisions regarding the relocation of existing production lines, is based upon centralized decision making in response to the global market. As discussed above and below, our production decisions and plant relocation decisions can shift from geographic region to geographic region depending on customer needs and perceived future opportunities.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

b.	Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance,

Analysis: The CODM views our single segment as one business as indicated above. Further, decisions about location of physical resources are based on the perceived long-term strategic opportunities available to the Company. For example, in 2003 two production lines were moved from the US to Thailand; in 2004 one production line was relocated from Canada to the US; and, in 2005, another production line was transferred from the US to Germany. In 2006, a production line was moved from the US to Germany. Additionally in 2006, a line was moved from Canada to the South Dakota plant. Currently, the Company is in the process of transferring a production line from the US to Thailand. For purchasing, the US manages the primary relationship for procuring prime resins from one of the main suppliers as well as assisting in sourcing and expediting resin shipments globally. For example, the US central procurement function has purchased and shipped resin to all business units. Quality control standards for the products are also centrally managed. While the CODM does receive geographic financial information, this information is primarily used for the purpose of assessing the execution of customer contracts, to manage costs, and to assess whether currently existing resources should be reallocated. As noted above, given the high level of production capacity available on a global basis in our industry, geographic performance and perceived future opportunities within the geographical region are factors that the CODM considers in assessing whether existing production lines should be relocated. Acquisition activity, likewise, is considered on a global basis. Prior to the acquisition of the Chilean operations, we were servicing the needs of the Chilean mining industry primarily from the United States. By acquiring the operations in Chile, we were able to free up production capacity that could either service more local markets in North America from the United States or result in production lines being relocated to other locations to more cost effectively service expanding demand in other geographies.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

As noted above we cannot generally create primary demand for our products based on how we manage our business. Customer demand is often driven by environmental regulation requirements and the customer’s perception of the economic return on the project in which they will utilize our product, not on the availability of our or our competitors’, geosynthetic lining material. Consequently, geographic managers cannot create primary demand and therefore focus on cost control and quality in order to create a competitive advantage for the Company when customers do make the decision to purchase geosynthetic lining material. As such, much of the focus of the CODM on the geographic financial information is to monitor contract performance and cost control. As noted above, if a certain geographic region were to outperform other areas, this performance would not create primary customer demand, nor would it dictate new investment (as opposed to asset reallocation) by the Company in this geography. As such, we believe that further delineation of our financial information at the geographic level would have little relevance to the readers of our financial statements.

c.	For which discrete financial information is available.

Analysis: Financial information from each geographic business unit is available to the CODM . The availability of this information is due in part to the requirement to maintain statutory accounting records for most of our larger subsidiaries. However, the financial information is incomplete in that it does not include any allocation of expenses such as corporate overhead or interest expense.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

Based on the above noted assessment of the criteria of Paragraph 10 of SFAS 131, the Company believes that the definition of “operating segment” is only met at the consolidated level.

Paragraph 18 of SFAS 142 requires goodwill to be tested for impairment at a level of reporting referred to as a reporting unit. Paragraph 30 of SFAS 142 defines the reporting unit level for which goodwill impairment testing should be performed and Topic D-101 provides clarification of the reporting unit guidance in paragraph 30 of SFAS 142. Paragraph 30 of SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component) and references paragraph 10 of SFAS 131 for the purposes of determining an operating segment. As discussed above, we have concluded that we have one operating segment: the global geosynthetic liner segment.

Paragraph 30 of SFAS 142 also states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

Components with similar economic characteristics can be combined. In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of SFAS 142 states that the guidance in paragraph 17 of SFAS 131 should be considered.

The Company’s assessment of the similarity of economic characteristics is as follows:

 [CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC.]

The other characteristics set forth in paragraph 17 of SFAS 131 and how they apply to the Company are:

a. The nature of the products and services

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

The Company is engaged in the manufacturing, marketing and installation primarily of geosynthetic lining products.

b. The nature of the production processes

The Company’s products are principally manufactured using the same production process.

c. The type or class of customer for their products and services

The Company’s customers are primarily involved in the waste management, liquid containment and mining industries.

d. The methods used to distribute their products or provide their services

Distribution of substantially all of the Company’s geosynthetic liner is accomplished via ships and common carrier. Goods, prior to shipment, are stored at the Company’s various manufacturing locations.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company’s business is not regulated. Demand for the products is created by environmental regulations enacted by national and local governmental agencies.

Based upon this analysis we conclude that any “components,” as defined, that may be deemed to exist below the operating segment level should be aggregated and deemed to be a single reporting unit. As such, for the purpose of testing goodwill for impairment, we have concluded that the Company has one reporting unit, which is the global geosynthetic liner operating segment.

16. Please disclose whether all of your domestic subsidiaries are 100% owned subsidiaries.

The Company proposes to comply prospectively with this comment. In this regard, in the Company’s Form 10-Q for the quarter ending March 31, 2007, the Company disclosed that all of the domestic subsidiaries are 100% owned except for Bentoliner, Inc. which is 75.5% owned by the Company.

Mr. Rufus Decker

6/8/2007
CONFIDENTIAL TREATMENT REQUESTED BY GUNDLE/SLT ENVIRONMENTAL, INC. (002161-0001-0001)

In connection with the Company’s response to the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 281-230-8606 with any additional comments or questions.

Very truly yours, GUNDLE/SLT ENVIRONMENTAL, INC.

By:	/s/ Ernest C. English, Jr.
Ernest C. English, Jr.
Chief Financial Officer

cc:	Ernest Greene
Jeanne Baker
Securities and Exchange Commission

James Cowen
Porter & Hedges LLP